Zentek to Present at the Sidoti & Company

Virtual Small Cap Conference

Guelph, ON - January 17, 2022, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), an IP development and commercialization company focused on next-gen healthcare solutions, announces that Chief Executive Officer Greg Fenton will present at the Sidoti & Company Virtual Small Cap Conference being held from January 19 - 20, 2022.

Mr. Fenton will deliver his corporate presentation on Thursday, January 20, 2022, at 9:15 AM ET, and can be accessed live:

https://sidoti.zoom.us/webinar/register/WN_w9qcEwfQTym18vvLVVVyiQ

Mr. Fenton will also be available for one-on-one meetings throughout the conference. https://www.sidoti.com/events

About Zentek Ltd.

Zentek is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZENGuard™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.com.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.